SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

  [X]         Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ending December 31, 2002

  [   ]         Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number:  001-15877

                 A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

German American Bancorp
Employees' Profit Sharing Plan

                 B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

German American Bancorp
711 Main Street, Box 810
Jasper, Indiana 47546-3042

REQUIRED INFORMATION

C.        Financial Statements and Schedules:

                           Report of Independent Auditors

                           Statements of Net Assets Available for Benefits — December 31, 2002 and 2001

                           Statement of Changes in Net Assets Available for Benefits

                           Notes to Financial Statements

                           Schedule of Assets (Held at End of Year)

D.        Exhibits

                           Consent of Independent Auditors

                           Certification Pursuant to Section 906 of Sarbanes-Oxley Act

GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2002 and 2001

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN

Jasper, Indiana

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS

REPORT OF INDEPENDENT AUDITORS	1

FINANCIAL STATEMENTS STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS — December 31, 2002 and 2001	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL INFORMATION SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	10

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
German American Bancorp
  Employees' Profit Sharing Plan
Jasper, Indiana

We have audited the statements of net assets available for benefits of the German American Bancorp Employees’ Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

South Bend, Indiana
May 15, 2003, except for Note 6 as to
  which the date is June 10, 2003

1.

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
ASSETS
Investments (Notes 2 and 4)	$16,224,594	$18,140,741

Accounts receivable:
Employer contributions	542,372	476,387

NET ASSETS AVAILABLE FOR BENEFITS	$16,766,966	$18,617,128

See accompanying notes to financial statements.

(Continued)

2.

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions to net assets attributed to:
Investment income
Interest and dividends	$349,135
Net depreciation in fair value (Note 4)	(2,016,564)

(1,667,429)
Contributions
Participants’	582,348
Employer’s	1,060,152
Rollovers	22,421

1,664,921

Total additions	(2,508)

Deductions from net assets attributed to:
Benefits paid to participants	1,830,848
Administrative fees	16,806

Total deductions	1,847,654

Net decrease	(1,850,162)

Net assets available for benefits
Beginning of year	18,617,128

End of year	$16,766,966

See accompanying notes to financial statements.

(Continued)

3.

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 — PLAN DESCRIPTION

The following description of the German American Bancorp Employees’ Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:    German American Bancorp owns 100% of its subsidiaries, Doty Agency, Inc., German American Bank, Peoples Bank, Citizens State Bank, First American Bank, First State Bank, First Title Insurance Agency, and German American Financial Advisors and Trust Company. All employees of the subsidiaries and the holding company (the sponsor) are eligible to participate in the Plan. The Plan is a defined contribution plan covering virtually all employees who have one year of service. A participant shall enter the Plan on the January 1 or July 1 following attainment of the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting:    The Plan provides for salary deferral contributions by employees of up to 60% of their total compensation as defined in the Plan, not to exceed the maximum dollar amount of 401(k) deferrals allowed by the IRS. Prior to July 1, 2002, except for the Doty Agency, Inc.(Doty), the Plan allowed salary deferral contributions by employees of up to 5% of their total compensation as defined in the Plan. Employees of the Doty Agency, Inc. were allowed salary deferral contributions up to 15% of their compensation as defined by the Plan. For 2002 the sponsor matched the employee contributions at a rate of 100% up to 5% of the participant’s compensation which is deferred, except for Doty. Employees of Doty received a match of 50% on the first 6% of deferred compensation. The sponsor has the discretion to make additional contributions to the Plan if it so chooses which are allocated to each participant's individual account. During 2002, the sponsor elected to make a 5% discretionary contribution to all participating employers except no discretionary contribution was allocated to employees of Doty. Participants are fully vested in all salary deferral contributions. Employer matching and discretionary contributions vest on a gradual schedule, but are fully vested when the participant has completed six years of service. The vesting schedule was changed from a seven year graded to a six year graded effective January 1, 2002 for employer match contributions and July 1, 2002 for employer profit sharing contributions. Any amounts forfeited upon termination of employment are reallocated to the regular accounts of all eligible participants based on compensation.

Rollovers:    Participants are allowed to transfer balances from other qualified plans into the Plan. After-tax contributions are not allowed to be rolled into the Plan.

Investment Options:    Participants may change their investment options daily. Participants may direct the investment of their own contributions and any employer contributions allocated to them. These contributions may be invested in German American Bancorp common stock or several other investment options managed by Fidelity Investments. Effective January 1, 2003, participants will no longer be permitted to direct the investment of their own contributions and any employer contributions allocated to them into German American Bancorp common stock.

(Continued)

4.

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 — PLAN DESCRIPTION (Continued)

Participant Accounts:    Each participant's account is credited with the participant’s own contribution and an allocation of (a) the Employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. Participant accounts are also credited with an allocation of forfeitures of terminated participant’s nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Appreciation or depreciation in the value of each investment fund is allocated to the participating employees on a daily basis.

Payment of Benefits:    Upon termination of service, a participant will receive the vested value of his or her account paid to them in the form of a lump sum, or a rollover distribution. A participant may withdraw all or a portion of the value of his or her vested interest prior to termination of employment upon meeting certain requirements as set forth in the Plan Agreement.

Retirement and Death:    A participant or his beneficiary is entitled to 100% of his or her account balance upon retirement or death.

Participant Notes Receivable:    The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of the vested account balance as of the most recent allocation date at the time of the loan disbursement. Loan terms range from 1-5 years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:    The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates. Estimates susceptible to change in the near term include estimates of investment valuation.

(Continued)

5.

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties:    The Plan provides for various investment options in any combination of certain mutual funds and German American Bancorp common stock. The German American Bancorp common stock and the underlying investment securities of the mutual funds are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition:     Investments of the Plan (Note 4) are stated at fair value as determined by quoted market prices as of the last business day of the plan year.

In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Contracts with Insurance Company:     Before January 1, 1995, participants had the option to purchase insurance contracts. Participant contributions were used to purchase insurance for that individual participant. These contractual arrangements, under which funds are allocated to purchase insurance for individual participants, are considered allocated funding arrangements and are excluded from plan assets.

Payment of Benefits:    Benefits are recorded when paid.

NOTE 3 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employers, and certain others. Fidelity Management Trust Company is the Trustee for the Plan. Party-in-interest transactions during the year ended December 31, 2002, included German American Bancorp common stock and investments in mutual funds managed by Fidelity. Fees paid by the Plan for the administration and audit of the Plan amounted to $16,806 in 2002.

(Continued)

6.

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 — PARTY-IN-INTEREST TRANSACTIONS (Continued)

The Plan held the following party-in-interest investments (at market value):

	2002	2001
German American Bancorp
common stock (30,987 shares)	$481,842	$448,150
Fidelity Equity Income Fund	3,349,979	4,196,107
Fidelity Growth Company Fund	432,877	416,792
Fidelity Low Priced Stock Fund	226,230	139,646
Fidelity Diversified International Fund	114,967	52,208
Fidelity Mid-Cap Stock Fund	202,160	92,342
Fidelity Freedom Income Fund	498,783	842,717
Fidelity Freedom 2000 Fund	979,226	1,229,171
Fidelity Freedom 2010 Fund	3,902,233	4,798,200
Fidelity Freedom 2020 Fund	704,405	837,176
Fidelity Freedom 2030 Fund	1,278,965	1,503,501
Fidelity Retirement Money Market Fund	2,928,409	2,918,380
Fidelity U.S. Equity Index Fund	527,061	453,079
Fidelity U.S. Bond Index Fund	265,214	38,998
Fidelity Freedom 2040 Fund	41,209	11,530
Participant Notes Receivable	291,034	162,744

NOTE 4 — INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

	2002	2001
Fidelity Retirement Money Market Fund, 2,928,409
and 2,918,380 shares, respectively	$2,928,409	$2,918,380
Fidelity Freedom 2030 Fund, 124,899 and 119,705
Shares, respectively	1,278,965	1,503,501
Fidelity Equity, Income Fund, 84,446 and 86,039
shares, respectively	3,349,979	4,196,107
Fidelity Freedom 2000 Fund, 88,940 and 106,699
shares, respectively	979,226	1,229,171
Fidelity Freedom 2010 Fund, 341,104 and 380,508
shares, respectively	3,902,233	4,798,200

(Continued)

7.

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 4 — INVESTMENTS (Continued)

During 2002 the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $2,016,564.

Net appreciation (depreciation)
Mutual Funds	$(2,019,809)
Common Stock of German American Bancorp	3,245

$(2,016,564)

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Effective June 10, 2003, the Plan document was restated for recent law changes.

NOTE 7 — TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Vested amounts allocated to these participants were $-0- and $398 at December 31, 2002 and 2001.

(Continued)

8.

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31, 2001 follows:

2001
Net assets available for benefits per the financial statements	$18,617,128
Benefits claims payable	(388)
Employer contribution receivable	216
Employee contribution receivable	216

Net assets per the Form 5500	$18,617,172

A reconciliation of changes in net assets available for benefits per the financial statements to changes in net assets per the Form 5500 for the year ended December 31, 2002 follows:

2002
Changes in net assets per the financial statements	$(1,850,162)
Benefit claims payable	388
Employer contribution receivable	(216)
Employee contribution receivable	(216)

Changes in net assets per the Form 5500	$(1,850,206)

9.

SUPPLEMENTAL INFORMATION

GERMAN AMERICAN BANCORP
EMPLOYEES’ PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Name of Plan Sponsor:                                      German American Bancorp
Employer Identification Number:                                       35-1547518
Three Digit Plan Number:                                                      001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Number of Shares, Rate of Interest and Maturity Dates	(d) Cost	(e) Fair Value

* Fidelity Equity Income Fund	Mutual fund, 84,446 shares	**	$3,349,979
* Fidelity Growth Company Fund	Mutual fund, 12,221 shares	**	432,877
* Fidelity Low Priced Stock Fund	Mutual fund, 8,988 shares	**	226,230
* Fidelity Diversified International
Fund	Mutual fund, 6,700 shares	**	114,967
* Fidelity Mid-Cap Stock Fund	Mutual fund, 12,433 shares	**	202,160
* Fidelity Freedom Income Fund	Mutual fund, 47,055 shares	**	498,783
* Fidelity Freedom 2000 Fund	Mutual fund, 88,940 shares	**	979,226
* Fidelity Freedom 2010 Fund	Mutual fund, 341,104 shares	**	3,902,233
* Fidelity Freedom 2020 Fund	Mutual fund, 66,204 shares	**	704,405
* Fidelity Freedom 2030 Fund	Mutual fund, 124,899 shares	**	1,278,965
* Fidelity Retirement Money
Market Fund	Mutual fund, 2,928,409 shares	**	2,928,409
* Fidelity U.S. Equity Index Fund	Mutual fund, 16,920 shares	**	527,061
* Fidelity U.S. Bond Index Fund	Mutual fund, 23,596 shares	**	265,214
* Fidelity Freedom 2040 Fund	Mutual fund, 7,032 shares	**	41,209
* Participant notes receivable	5.75% 10.50%, Various maturities		291,034
* German American Bancorp
common stock	Common stock, 30,987 shares	**	481,842

			$16,224,594

 *    Indicates party-in-interest investment
**    Participant-directed investments. Cost basis not presented.

10.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date: June 27, 2003	German American Bancorp Employees' Profit Sharing Plan (Name of Plan) German American Bancorp, Plan Administrator By: /s/ Mark A. Schroeder Title: President & CEO

11.